SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 15)
S&W SEED COMPANY
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33rd FLOOR
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
March 22, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		22,439,022(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
22,439,022(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,439,022(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.9%(2)(3)
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 17,448,226 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 1,768,619 shares of Common Stock; a common stock warrant, exercisable for up to 559,350 shares of the Company’s Common Stock (the “Series B Warrant”), a common stock warrant, exercisable for up to 500,000 shares of the Company’s Common Stock (the “LC Initial Warrant”), a common stock warrant, exercisable for up to 166,700 shares of the Company’s Common Stock (the “LC Amendment Warrant”), and a common stock warrant, exercisable for up to 666,700 shares of the Company’s Common Stock (the “LC Extension Warrant”), and a common stock warrant, exercisable for up to 1,300,000 shares of the Company’s Common Stock (the “3rd LC Warrant”  and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, the “LC Warrants”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.  The Series B Warrant has an exercise price of $5.00 per share, 3rd LC Warrant has an exercise price of $2.15 per share and all other LC Warrants have an exercise price of $1.60 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 42,785,565 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		22,439,022(2)(3)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
22,439,022(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,439,022(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.9%(2)(3)
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 17,448,226 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 1,768,619 shares of Common Stock; a common stock warrant, exercisable for up to 559,350 shares of the Company’s Common Stock (the “Series B Warrant”), a common stock warrant, exercisable for up to 500,000 shares of the Company’s Common Stock (the “LC Initial Warrant”), a common stock warrant, exercisable for up to 166,700 shares of the Company’s Common Stock (the “LC Amendment Warrant”), and a common stock warrant, exercisable for up to 666,700 shares of the Company’s Common Stock (the “LC Extension Warrant”), and a common stock warrant, exercisable for up to 1,300,000 shares of the Company’s Common Stock (the “3rd LC Warrant”  and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, the “LC Warrants”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.  The Series B Warrant has an exercise price of $5.00 per share, 3rd LC Warrant has an exercise price of $2.15 per share and all other LC Warrants have an exercise price of $1.60 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 42,785,565 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Jennifer Cook Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		22,439,022(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
22,439,022(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,439,022(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.9%(2)(3)
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 17,448,226 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 1,768,619 shares of Common Stock; a common stock warrant, exercisable for up to 559,350 shares of the Company’s Common Stock (the “Series B Warrant”), a common stock warrant, exercisable for up to 500,000 shares of the Company’s Common Stock (the “LC Initial Warrant”), a common stock warrant, exercisable for up to 166,700 shares of the Company’s Common Stock (the “LC Amendment Warrant”), and a common stock warrant, exercisable for up to 666,700 shares of the Company’s Common Stock (the “LC Extension Warrant”), and a common stock warrant, exercisable for up to 1,300,000 shares of the Company’s Common Stock (the “3rd LC Warrant”  and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, the “LC Warrants”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.  The Series B Warrant has an exercise price of $5.00 per share, 3rd LC Warrant has an exercise price of $2.15 per share and all other LC Warrants have an exercise price of $1.60 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 42,785,565 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 7

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by MFP Partners, L.P., MFP Investors LLC and Michael F. Price on June 1, 2015 (the “Original Schedule 13D”) regarding the common stock, par value $0.001 per share (the “Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), as amended by Amendment No. 1 on November 30, 2015 (the “Amendment No. 1”), as amended by Amendment No. 2 on March 1, 2016 (the “Amendment No. 2”), as amended by Amendment No. 3 on July 21, 2017 (the “Amendment No. 3), as amended by Amendment No. 4 on August 18, 2017 (the “Amendment No. 4”), as amended by Amendment No. 5 on August 18, 2017 (the “Amendment No. 5”), as amended by Amendment No. 6 on December 22, 2017 (the “Amendment No. 6”), as amended by Amendment No. 7 on June 18, 2018 (the “Amendment No. 7”), as amended by Amendment No. 8 on September 7, 2018 (the “Amendment No. 8”), as amended by Amendment No. 9 on November 21, 2018 (the “Amendment No. 9”), as amended by Amendment No. 10 on October 18, 2021 (the “Amendment No. 10”), as amended by Amendment No. 11 on February 28, 2022 (the “Amendment No. 11”), and as amended by Amendment No. 12 on June 24, 2022 (the “Amendment No. 12”), and as amended by Amendment No. 13 on October 28, 2022 (the “Amendment No. 13”), and as amended by Amendment No. 14 on December 29, 2022 (the “Amendment No. 14”).  The Original Schedule 13D, as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14 and this Amendment No. 15 are together referred to herein as the “Schedule 13D”.
Except as specifically amended by Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14 and this Amendment No. 15, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

“On March 22, 2023, the Company entered into a Third Amendment to Subordinate Loan and Security Agreement (the “Third Amendment”) with MFP, amending the MFP Loan agreement to (i) increase the maximum amount of term loan advances available to the Company under the MFP Loan Agreement from $12,000,000 to $13,000,000 (ii) increase the cash fee payable to MFP on all amounts remaining undrawn under the Letter of Credit from 3.50% to 4.25% per annum, (iii) reflect the extension of the maturity date of the LC to September 30, 2024 and (iv) agreeing to issue an additional warrant to MFP as described below.
In connection with the Third Amendment, on March 22, 2023, the Company issued to MFP a warrant to purchase 1,300,000 shares of the Company’s Common Stock at an exercise price of $2.15 per warrant share (subject to adjustment in connection with any stock dividends and splits, distributions with respect to common stock and certain fundamental transactions as described in the warrant). The warrants issued in connection with the Third Amendment will expire five years from the date of issuance.”
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing Item 5(a) and (c) in its entirety with the following:
“(a)    MFP directly owns 17,448,226 shares of Common Stock; 1,695 shares of Series B Preferred Stock, which is convertible at any time at the option of the holder into 1,768,619 shares of Common Stock (subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules); the Series B Warrant, exercisable for up to 559,350 shares of the Company’s Common Stock; the warrant exercisable for up to 500,000 shares of the Company’s Common Stock in connection with the MFP Loan Agreement; the warrant exercisable for up to 166,700 shares of the Company’s Common Stock in connection with the First Amendment; and the warrant exercisable for up to 666,700 shares of the Company’s Common Stock in connection with the Second Amendment; and the warrant exercisable for up to 1,300,000 shares of the Company’s Common Stock in connection with the Third Amendment, representing approximately 46.9% of the outstanding shares of Common Stock (including the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock, and exercise of the warrants described above).  The number of shares issuable upon conversion of the Series B Preferred Stock set forth above reflects the Company’ election to pay the first two semi-annual installments of interest on the Series B Preferred Stock, due March 31, 2022 and September 30, 2022, by adding a total of $217,177.66 to the Stated Value (calculated at a rate per share of 7% per annum on the then Stated Value as of each semi-annual interest payment date).  The ownership percentage set forth above is based on 42,785,565 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock

CUSIP NO. 785135104	Schedule 13D	Page 6 of 7

issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the warrants described above.”
“(c)    The information set forth in Item 3 of this Amendment No. 15 shall be incorporated herein by reference.  Except as set forth in this Schedule 13D, there have been no other transactions by the Reporting Persons in the Issuer’s Common Stock during the past sixty days.”
Item 7. Material To Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:
“Exhibit 21       Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on March 22, 2023”

CUSIP NO. 785135104	Schedule 13D	Page 7 of 7

SIGNATURE
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   March 24, 2023
MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Timothy E. Ladin
Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

MFP Investors LLC

By:	/s/ Timothy E. Ladin
Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

Jennifer Cook Price

/s/ Jennifer Cook Price
Name:	Jennifer Cook Price

CUSIP NO. 785135104	Schedule 13D

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)*

Exhibit 7
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein, dated as of July 19, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on July 19, 2017, and incorporated herein by reference)*

Exhibit 8
Stock Purchase Agreement by and between MFP Partners, L.P. and the Sellers named therein, dated as of August 15, 2017 (filed as Exhibit 8 of Amendment No. 4 to Schedule 13D filed by MFP Investors LLC on August 18, 2017 and incorporated herein by reference)*

Exhibit 9
Investment Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of October 3, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 4, 2017 and incorporated herein by reference)*

Exhibit 10
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of September 5, 2018 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 11
Voting Agreement by and between S&W Seed Company, MFP Partners, L.P. and the other shareholders named therein, dated as of September 5, 2018 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 12
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein (including the form of Registration Rights Agreement), dated as of October 15, 2021 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 18, 2021, and incorporated herein by reference)*

Exhibit 13
Securities Purchase Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

CUSIP NO. 785135104	Schedule 13D

Exhibit 14
Series B Redeemable Convertible Non-Voting Preferred Stock Certificate of Designation filed with the Nevada Secretary of State on February 18, 2022 (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 15	Form of Warrant issued to MFP on February 18, 2022 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 16
Registration Rights Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 17	Joint Filing Agreement, dated as of June 24, 2022, by and among MFP Partners, L.P., MFP Investors LLC and Jennifer Cook Price*

Exhibit 18	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on September 22, 2022*

Exhibit 19	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on October 28, 2022*

Exhibit 20	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on December 22, 2022*

Exhibit 21	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on March 22, 2023

* Filed previously